
11006441

NEW LOOK. NEW DAY. WHO KNEW!

jcpenney

J. C. PENNEY COMPANY, INC. SUMMARY ANNUAL REPORT 2010


jcp

TABLE OF CONTENTS:

NEW LOOK.

NEW DAY. WHO KNEW!

jcpenney IS TRANSFORMING with an infusion of great STYLE, a dynamic CUSTOMER EXPERIENCE, HIGHLY ENGAGED ASSOCIATES and a laser-like focus on SUSTAINABLE, PROFITABLE GROWTH. Discover the new jcpenney. NEW LOOK. NEW DAY. WHO KNEW!™



TO OUR STOCKHOLDERS

DEAR J. C. PENNEY COMPANY, INC. STOCKHOLDER:

Transformation was the theme of our year, as we continued to focus on the evolution of our Company from a traditional department store to a retail industry leader. To bring this vision to life, in April 2010, we outlined our Long Range Plan, designed to drive profitable, top-line growth and expand our market share. We made great strides in 2010 on these fronts.

In developing our strategies, we took into account that the moderate customer we serve continues to have significant budget concerns and makes purchase decisions close to need—with value top-of-mind. Since we are a promotional department store, this plays to our strengths and we took a series of actions to reinforce why we should be a first-choice shopping destination for affordable style.

Our performance in fiscal 2010 shows that we are off to a solid start in executing on our Plan. Comparable store sales rose 2.5% and online sales increased 4.4%, contributing to $17.8 billion in total sales for the year. We also controlled our inventory and expenses, which allowed us to protect our margins and profitability in order to deliver earnings per share of $1.59 (including $0.08 of restructuring charges), up 49% from our 2009 results.

MAKING jcpenney A STYLE DESTINATION

In 2010, we focused on making our merchandise more exciting and appealing to new and younger customers. You will see this come alive across the pages of this report.

Highlights include the addition of the iconic Liz Claiborne® brand, MNG by Mango®, Call It Spring® by The ALDO Group, and our Modern Bride® bridal concept—all exclusive to jcpenney—as well as ongoing improvement across our power private brands, which deliver strong margins and set us apart. We are continuing the rollout of Sephora inside jcpenney, and making the "center core" women's accessories area a stronger draw. We are also working to improve our Home business—good progress has been made, particularly in soft home categories.

To draw attention to the style in our stores, we entered into a partnership with People StyleWatch® where items from jcpenney's fashion assortment are selected by People StyleWatch editors and clearly highlighted for customers with the People StyleWatch "Must Haves" icon. We also expanded our highly successful JCP Rewards program, to give our loyal customers even more reasons to shop with us.

Our sales associates have received extensive training under our CustomerFIRST program, which encourages them to meet our customers' needs and showcase all that is new in our stores. We are very proud that our customer service scores continue to rise. In 2010, we were named the top department store for the third consecutive year in the annual National Retail Federation Foundation/American Express Customers' Choice Survey. Our associate engagement scores have also increased, which clearly underlines the positive experience our customers have when shopping at jcpenney. We are also proud that jcpenney was recognized by DiversityInc. as one of the "Top 50 Companies for Diversity®."

We want to mirror the ease, convenience and excitement of our stores online at jcp.com. To do this, we continued to leverage our exceptional digital infrastructure to introduce guided navigation, mobile coupons and a new mobile commerce site, as well as to bring findmore® smart fixtures into more stores.

Our research shows that these changes are causing new customers to "discover" jcpenney and they like what they find. To capitalize on this, we introduced a new marketing campaign for our brand, "New Look. New Day. Who Knew!" that is bright, bold and resonates with shoppers. To reinforce the transformation the jcpenney brand has undergone over the last few years, we recently unveiled our new logo (see sidebar).

BUILDING ON OUR ACCOMPLISHMENTS

The next step for our Company is to build on what we have accomplished by continuing to assert our style authority, delivering memorable customer interactions and impactful digital experiences, as well as focusing on driving profitable growth through operational effectiveness.

To achieve this, in planning for 2011, we undertook an extensive review of our operations in order to identify areas of the business that no longer contribute meaningfully to our growth. The actions we are taking include completing the

"IT'S A NEW DAY AT jcpenney thanks to the steps we have taken to be a style destination, to develop sophisticated technology and tools to manage our business, and to be in an exceptionally strong financial position. We are now focused on taking our TRANSFORMATION to the next level by introducing new initiatives in support of our vision TO BE AMERICA'S SHOPPING DESTINATION for discovering great styles at compelling prices." Mike Ullman

wind-down of our legacy catalog business and exiting the outlet business, closing certain underperforming store locations and streamlining our customer call centers and custom decorating businesses. Expected to deliver $25 million to $30 million in cost savings in 2012, these steps are part of an ongoing process to ensure we are increasing sales productivity and tightly managing costs and expenses.

We remain vigilant in our efforts to best manage inflationary cost increases that our industry is facing. The Company is in a strong position, with more than 50 years of relationships with major overseas suppliers, which allows us to source merchandise more cost effectively. This enables us to avoid taking significant pricing actions, which could jeopardize our standing as the low-cost leader among department stores—a key position given the ongoing economic challenges that our customers face.

Taken together, these actions are allowing us to focus on our highest potential initiatives, including: capitalizing on the success of our merchandising strategies; selected new store growth; continued renovations, including additional rollouts of Sephora inside jcpenney; the introduction of new size and markdown optimization tools in order to better control inventory; and the upcoming launches of our new Growth Brands Division—The Foundry Big & Tall Supply Co.™, Gifting Grace™ and CLAD™.

Each of these marks an opportunity for us to deliver profitable sales growth. As we pursue them, we are fortunate to have a strong, experienced management team that is focused on driving continuous improvement in our business. We also have an accomplished, dedicated Board of Directors, and we welcome its newest members, William Ackman, founder and CEO of Pershing Square Capital Management, and Steven Roth, chairman of the board of Vornado Realty Trust. They are each distinguished businessmen and among our largest shareholders.

Finally, we could not achieve what we do without our hard-working associates who focus every day on making jcpenney America's shopping destination for discovering great styles at compelling prices and continue to deliver on our goal of increasing the value of your investment.

Thank you for your continued support.



Myron E. (Mike) Ullman, III
Chairman and Chief Executive Officer
April 2011


jcpenney

A LEGEND. A LEGACY. AN EVOLUTION.
INTRODUCING THE NEW LOOK OF
jcpenney

Symbolizing our transformation to become America's favorite shopping destination, jcpenney unveiled a new, modern evolution of our enduring brand in February 2011. Endorsed by thousands of customers during extensive research, the fresh, bold design was the most meaningful update to our Company's logo in 40 years.

It signifies the Company's progress of infusing great style into our assortments, delivering world-class customer service, and introducing innovative technologies that have made jcpenney a retail leader in the digital age.

WITH THE LAUNCH OF LIZ CLAIBORNE, jcpenney REINFORCED ITS COMMITMENT TO BEING THE NATION'S HEADQUARTERS FOR THE MOST SOUGHT-AFTER BRANDS

fact:

Liz Claiborne is the No. 1 most recognized brand in women's apparel.



jcpenney is the perfect home for Liz Claiborne. The brand's loyal following—coupled with our ability to create meaningful assortments in key areas—has made it possible to provide customers a full lifestyle collection across 30 categories at more accessible prices than ever before.

liz claiborne

EXCLUSIVE PARTNERSHIPS


claiborne

As the exclusive department store for all Liz Claiborne and Claiborne® branded merchandise in the United States and Puerto Rico, we're giving our customers complete head-to-toe looks in one destination. Available in more than 1,100 stores and on jcp.com, Liz Claiborne women's and Claiborne men's merchandise arrived in stores in August 2010. Liz Claiborne home merchandise joined our assortment in January 2011.





PEOPLE STYLEWATCH

Through our first-of-its-kind collaboration with People StyleWatch, we've made it easier than ever to find celebrity-inspired fashion looks and trends at affordable prices. Items highlighted as People StyleWatch "Must Haves" have been huge sellers—with selected items often selling out. Additionally, customers can now purchase special in-store subscription offers to popular Time Inc publications in all jcpenney stores.


People
StyleWatch
MUST HAVES
COCKTAIL RINGS
MESSENGER BAG
LEOPARD PRINT JACKET

BRAND

fact:

The contemporary category is jcpenney's fastest-growing business.


SEPHORA
SEPHORA
SEPHORA
makeup. skincare. fragrance

Sephora continues to shine for jcpenney as our biggest growth area by bringing style and energy to the store experience. This year, we opened 76 new Sephora inside jcpenney beauty boutiques, for a total of 231. By the end of 2011, we plan to increase that number to more than 300.

SEPHORA
inside jcpenney

NEW STYLE

BUILDING ON OUR DRAMATIC STYLE TRANSFORMATION, WE'RE ATTRACTING NEW AND YOUNGER CUSTOMERS WHO MAY HAVE NEVER SHOPPED jcpenney BEFORE




MNG by MANGO
New collection

In an exclusive agreement with renowned Barcelona-based fashion house Mango, we're bringing high-quality, affordable European runway fast fashion directly to the jcpenney customer. With its dedicated shop-within-a-shop experience and new merchandise arriving twice monthly, MNG by Mango is giving customers new, exciting reasons to shop early and often. Launched in 77 stores and on jcp.com in August 2010, MNG by Mango will be in 500 stores by fall 2011.

MNG by Mango enhances our exclusive contemporary assortment which includes ALLEN B.®, I ♥ Ronson® and Bisou Bisou®. By building on the successful integration of Sephora inside jcpenney, we will continue to capitalize on our full fashion potential with top global brands.

MNG by MANGO

BRAND NEW



CALL IT SPRING

jcpenney dramatically expanded its modern assortment by becoming The ALDO Group's exclusive department store retailer in the United States for its Call It Spring brand. Providing an extensive collection of over 300 styles of on-trend footwear and accessories—all at compelling prices—Call it Spring launched last fall in jcpenney's Manhattan store and expanded to 100 stores and jcp.com in spring 2011. By fall 2011, the brand will expand to an additional 400 stores.


CALL IT SPRING

BRIDES LOVE jcpenney

We're taking bold steps to transform our bridal business and become the preferred destination for today's brides. In a unique collaboration with Condé Nast, we have launched Modern Bride—a concept devoted to providing a special shopping experience with trusted quality, timeless style and outstanding customer service. In February 2011, we introduced the Modern Bride concept in our Fine Jewelry departments, just in time for Valentine's Day—a key fine jewelry shopping period.



LOOK

THE PERFECT MARRIAGE OF STYLE AND A UNIQUE SHOPPING EXPERIENCE ADDS FRESH APPEAL FOR OUR CUSTOMERS



fact:

More than 65% of brides give direct input on their engagement ring, with 23% personally selecting the ring.


Modern Bride
Modern Bride

Modern Bride®



A NEW APPROACH TO FINE JEWELRY

We're focused on creating a strong portfolio of stylish, high-quality, affordable fine jewelry that addresses our customers' diverse lifestyle needs. We have edited our assortment to highlight fashion fine jewelry items available at very attainable prices. Building on this initiative, we launched One Kiss™ by Cindy Crawford—our first exclusive brand in the fine jewelry business.

fact:

Private brands St. John's Bay® and The Original Arizona Jean Company® are $1 billion brands for jcpenney and have achieved consumer awareness on par with major national brands.


uproar

BRAND

JF
J.Ferrar




Studio
JCP home


WORTHINGTON

NEW DAY

OUR POWERFUL PRIVATE BRANDS HAVE CREATED AN ENDURING CONNECTION WITH OUR CUSTOMERS



Geoffrey Henning, our divisional vice president of design, leads the modern women's apparel, accessories, shoes & handbags teams. He is one of 220 highly experienced in-house designers who create the high-quality, fashion-forward looks that make jcpenney a style destination. Developed, designed and sourced in-house, jcpenney private brands generate approximately 50% of our annual revenue. They build on our industry-leading product development and merchandise flow initiatives, giving us a unique competitive advantage.

THUMBS UP,

facebook Search


jcp



STATUS UPDATE

With over 1.4 million fans and growing, our Facebook® page is a vital tool for engaging our customers as they explore and share the jcpenney brand. This year we took our Facebook experience to the next level by launching an integrated e-commerce application on our page. By introducing commerce capability, we're providing convenient features that encourage social integration and user contribution as our customers shop—all without leaving our Facebook page.

jcpenney

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Everyone · jcpenney

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Marolyn S.

Bought most of hubby's & son's Christmas presents here this past year. Got an excellent deal on a leather coat! I ♥ JCP!

January 29 at 7:46am



jcpenney Hey that's great Marolyn! Thanks for letting us know.

January 29 at 8:05am



Jennifer K.

I am taking my sister shopping on Thursday for her belated Christmas presents. Do you have any coupon links?

January 25 at 9:47pm



jcpenney Jennifer, Here is a link to our latest ad: http://jcp.is/5sVGW1. You can also sign up to receive mobile and email coupons at jcp.com. Thanks for asking!

January 25 at 10:03pm



Theresa G.

We have had great customer service in the Ocala, FL store. Bought our daughter some luggage for their honeymoon, Ocala didn't have it but the associate called Gainesville and they held the luggage while we went to get it. Luggage was waiting for us when we arrived. We bought our daughter a watch for Christmas and again the associate was very helpful. The manager must work hard to keep morale up and customer service their number one priority.

January 19 at 5:55am



jcpenney Hi Theresa, we're glad you had a great experience! We will make sure to pass your feedback along to the store manager!

January 19 at 7:04am



jcpenney

Our 3 finalists from the JCPCares contest have been chosen. Now it's up to you to vote and decide who wins a $50k scholarship and $50k donation to the charity of their choice. Don't forget you can still vote for your favorite afterschool charity. http://social.jcp.com/UGZ

October 9 at 9:00am



Nicky Zamoida Boys & Girls Club of America!

October 9 at 9:43am



Sara D. YMCA all the way!!!!

October 9 at 9:51am



Jennifer M. 4-H!

October 9 at 9:52am

jcpenney

WE'RE CONNECTING WITH OUR CUSTOMERS IN NEW, INNOVATIVE WAYS



CARRIER
3:58 PM
JCPenney
find a store
WELCOME!
jcp.com at your fingertips—shop by department below
FREE SHIPPING
to jcp stores or anywhere on orders of $69 or more
women
home store
shoes & handbags

jcpenney POWERS UP MOBILE

This year, we launched new mobile initiatives including a mobile commerce site, location based check-in offers and enhancements to our mobile apps, as well as exciting mobile experiences via the Apple® iAd platform. Building on our successful mobile coupon program, these new initiatives are bringing our style, quality and compelling prices directly to our customers' fingertips.

fact:

The rate of adoption of the mobile Internet is 8 times greater than PC-based Internet adoption 10 years ago.

findmore® at jcp.com

findmore smart fixtures rolled out to over 120 select stores across the country. The 42-inch touchscreen fixture provides a unique, interactive digital experience, offering store customers and associates access to the expanded assortments and product information available on jcp.com. Offering an in-store digital experience that drives additional sales is a true differentiator, and continues to build on our leadership in the digital space as we integrate our online and in-store shopping experiences.



Modern Bride



findmore at jcp.com
all shoes & accessories

EXPANDING IN-STORE DIGITAL EXPERIENCES

In conjunction with the launch of Modern Bride, we have begun to roll out iPad devices to 50 fine jewelry departments. This experience allows us to showcase our full offering of bridal fine jewelry, highlighting a variety of styles, cuts, sizes and metal options.

BRAND NEW

jcpenney IS REWARDING LOYAL SHOPPERS AND GETTING THE INSIDE TRACK ON WHAT OUR CUSTOMERS THINK

JCPinsiders CONNECT. COMMUNICATE. CONTRIBUTE.

jcpenney has an exclusive online community—chosen from our JCP Rewards members—of more than 5,000 trusted advisors that we call on for insights on everything from clothing designs to determining which marketing tagline resonates best. Since we launched the program in 2009, more than 500 projects from across the organization have been enhanced based on our insiders' feedback.

JCPinsiders ASKED. WE DELIVERED.

Designed with our customers' specific requests in mind, our Pure Perfection™ towel by JCP home™ has new features and upgrades. The improved towel delivers on our customers' needs in four important ways:

1. The dye has been specially designed to hold color longer.
2. The yarns have been engineered to be soft and absorbent.
3. There is a special finish on the towels to prevent pilling.
4. Even with these upgrades, we maintained the towel's compelling price.

"The most important thing in towels to me is that they are plush and soft but also hold up. It seems like it's hard to find both unless you want to spend $100."

- JCPinsider, slightlyamused2



REWARDS

fact:

jcpenney significantly increased membership in JCP Rewards from 8 million to 26 million in 2010 by extending membership to every one of our credit card holders.


JCPenney

JCP
rewards

JCP REWARDS:

More than 60% of known jcpenney customers are now enrolled in JCP Rewards. Members are taking advantage of exclusive sneak preview sales, giveaways and discounts while contributing to nearly 45% of total sales. Membership is open to any jcpenney customer, and it's free to join and participate.

WINNING



Nessa
Customer Service Associate
jcpenney voted
#1 IN CUSTOMER SERVICE
three years in a row
jcpenney

Nessa Scaria is one of 150,000 associates proudly practicing great CustomerFIRST service every day.

fact:

jcpenney associates earned their highest-ever overall satisfaction scores from customers during the 2010 holiday shopping season.

TOGETHER

WE'RE EMPOWERING OUR ASSOCIATES TO FOCUS ON OUR CUSTOMERS WHILE TRANSFORMING OUR CULTURE

3 YEARS IN A ROW!

For the third consecutive year, jcpenney was recognized for its industry-leading customer service by ranking No. 1 among department store retailers in the annual National Retail Federation Foundation/American Express Customers' Choice Survey.

The positive results signify the impact jcpenney associates have made with customers as a result of our CustomerFIRST initiative. Launched in 2008, CustomerFIRST is a comprehensive customer training program that empowers every associate to make customers their top priority and provide an easy, exciting and engaging shopping experience to the more than half of America's families who shop at jcpenney each year.

We know that highly satisfied customers and highly engaged associates go hand-in-hand, with the Company earning its highest level of associate engagement in Company history at 81% in 2010. With a focus on retaining and recruiting the best talent in retail and providing our associates the tools they need to do their job, we are transforming our culture.

WINNOVATION STRATEGY

In 2010, every one of our 8,000 supply chain associates—from unit leaders to hourly associates—participated in WINnovation training, a program focused on driving process excellence, innovation and collaboration across our 18 locations. Since the program launched in 2009, more than 400 operational excellence projects have been implemented, with an expected cost savings of $10 million.



Associate Stephen Kose applied skills he learned in WINnovation training to improve supply chain processes.


THE SALVATION ARMY
ANGEL GIVING TREE
ONLINE
PRESENTED BY jcpenney

SHARING THE HOLIDAY SPIRIT

Our customers want to make a difference during the holidays. Through our online Angel Giving Tree program, we made it easier than ever to help children and seniors in need. As the exclusive online destination for adopting Salvation Army Angels, jcp.com/angel allowed supporters to adopt an Angel by location, age range and gender—anywhere in the United States. As a result of increased promotions using television ads and incorporating social networking through a customized Facebook application, nearly 70,000 Angels were adopted nationwide in 2010.



CARE.



JCPcares

our community. our environment. our responsibility.

fact:

In 2010, jcpenney achieved a significant milestone in our history of community involvement by facilitating more than $100 million over the last 10 years in support of afterschool programs across 1,100 jcpenney communities.

SHARE. GIVE.

A COMPANY FOUNDED ON THE GOLDEN RULE, jcpenney HAS MADE GIVING BACK A WAY OF LIFE




40A
40A
40A
40A

GROWING FIRST® ROBOTICS TEAMS

As the leading corporate advocate for positive afterschool programs, jcpenney increased its support of FIRST (For Inspiration and Recognition of Science and Technology) by sponsoring 500 high school teams nationwide as they competed in robotics competitions this season. FIRST combines the excitement of March Madness-style competition with the educational lessons derived from science and math. As a FIRST Strategic Partner, we have pledged to bring the opportunities of FIRST to every jcpenney community.

USING OUR RESOURCES RESPONSIBLY

The U.S. Environmental Protection Agency awarded jcpenney with a 2010 ENERGY STAR Sustained Excellence Award in recognition of our continued leadership in protecting environmental resources through energy efficiency. This is our fourth distinction by the EPA since receiving the ENERGY STAR Partner of the Year Award in 2007. We are credited with being the first national retailer to receive an ENERGY STAR award for our comprehensive, hands-on approach to energy conservation. In 2010, we announced a Company-wide goal to reduce facility energy usage 20% by 2015.


ENERGY STAR
AWARD 2010
SUSTAINED EXCELLENCE

BRAND NEW GROWTH

jcpenney's NEW GROWTH BRANDS DIVISION IS LAUNCHING RETAIL BUSINESSES DESIGNED TO TAP HIGH-POTENTIAL OPPORTUNITIES


THE
FOUNDRY
BIG & TALL SUPPLY CO.

The Foundry Big & Tall Supply Co. is a new retail concept catering to the men's big & tall customer. Carrying an extensive assortment of highly sought-after, national men's brands and private brand merchandise, these specialty stores will supply big & tall men with an upscale, one-stop shopping experience.

The Foundry Big & Tall Supply Co. plans to open 10 stores in May 2011, following the April 2011 launch of its e-commerce website. The brand will aggressively expand to 100 stores by 2013. With quality, trend-right merchandise in a specialty store environment, the retail stores will be up to 6,000 square feet and staffed with dedicated associates committed to providing exceptional customer service.

fact:

The big & tall business is a $6 billion a year industry and is expected to grow 25% over the next 10 years.







Inspired by the look of a microbrewery, The Foundry Big & Tall Supply Co. stores feature an urban, industrial design.



Digital store renderings

CLAD AND GIFTING GRACE

Launching in summer 2011, CLAD and Gifting Grace are strategic collaborations with Hearst Magazines and are key drivers in creating the next generation of high-potential online retail businesses. CLAD is a complete online modern menswear resource that will provide a full assortment of well-curated designer brands. Gifting Grace will be a comprehensive online resource offering unique gift items and convenient tools for the year-round gift-giver.

Style Fit for a Man
CLAD
cladmen.com


GiftingGrace
the perfect gift every time

FINANCIAL HIGHLIGHTS

Operating Results	2010	2009	2008
Total net sales (in millions)	$ 17,759	$ 17,556	$ 18,486
Comparable store sales increase/(decrease)[1]	2.5%	(6.3)%	(8.5)%
Gross margin as a percent of sales	39.2%	39.4%	37.4%
Income from continuing operations (in millions)	$ 378	$ 249	$ 567
Adjusted income from continuing operations[2] (in millions)	$ 513	$ 433	$ 484
Diluted earnings per share from continuing operations	$ 1.59	$ 1.07	$ 2.54
Adjusted diluted earnings per share[2] from continuing operations	$ 2.16	$ 1.86	$ 2.17
Free cash flow (in millions)[3]	$ 158	$ 677	$ 22
Cash and cash equivalents (in millions)	$ 2,622	$ 3,011	$ 2,352
Cash and cash equivalents as a percent of long-term debt, including current maturities	84.6%	88.8%	67.1%
Dividends declared per common share	$ 0.80	$ 0.80	$ 0.80
Number of jcpenney stores	1,106	1,108	1,093
Gross selling space (square feet in millions)	111.6	111.7	109.9

(1) Comparable store sales are presented on a 52-week basis and include sales from new and relocated stores that have been opened for 12 consecutive full fiscal months and online sales through jcp.com. Stores closed for an extended period are not included in comparable store sales calculations, while stores remodeled and minor expansions not requiring store closures remain in the calculations. Our definition and calculation of comparable store sales may differ from other companies in the retail industry.

(2) Adjusted income from continuing operations and adjusted diluted earnings per share (EPS) from continuing operations exclude the non-cash impact of our primary pension plan expense/(income), net of income tax and are considered non-GAAP financial measures under the rules of the Securities and Exchange Commission (SEC). Their most directly comparable GAAP financial measures are income from continuing operations and diluted EPS from continuing operations. The primary pension plan expense/(income), net of income tax was $135 million or $0.57 per share in 2010; $184 million, or $0.79 per share in 2009; and $(83) million, or $(0.37) per share in 2008. In 2010, income from continuing operations of $378 million or $1.59 per share plus $135 million or $0.57 per share of non-cash primary pension plan expense, net of income tax, provided adjusted income from continuing operations of $513 million and adjusted EPS from continuing operations of $2.16 per share. In 2009, income from continuing operations of $249 million, or $1.07 per share, plus $184 million, or $0.79 per share of non-cash primary pension plan expense, net of income tax, provided adjusted income from continuing operations of $433 million and adjusted EPS from continuing operations of $1.86. In 2008, income from continuing operations of $567 million, or $2.54 per share, less $83 million, or $0.37 per share of non-cash primary pension plan income, net of income tax, provided adjusted income from continuing operations of $484 million and adjusted EPS from continuing operations of $2.17.

(3) Free cash flow is defined as net cash provided by operating activities excluding discretionary cash contributions to our primary pension plan and associated tax impact, less capital expenditures and dividends paid, plus proceeds from the sale of assets. Free cash flow is considered a non-GAAP financial measure under the rules of the SEC; its most directly comparable GAAP financial measure is net cash provided by operating activities. In 2010, net cash provided by operating activities of $592 million excluding $392 million of a discretionary pension contribution, less $152 million of related tax benefit from the pension contribution, less $499 million of capital expenditures, less $189 million of dividends paid, plus $14 million of proceeds from the sale of assets provided $158 million of free cash flow. In 2009, net cash provided by operating activities of $1,573 million excluding $126 million of tax benefit of a discretionary stock contribution to our primary pension plan less $600 million of capital expenditures, less $183 million of dividends paid, plus $13 million of proceeds from the sale of assets provided $677 million of free cash flow. In 2008, net cash provided by operating activities of $1,156 million less $969 million of capital expenditures, less $178 million of dividends paid, plus $13 million of proceeds from the sale of assets provided $22 million of free cash flow.

BOARD OF DIRECTORS

Myron E. (Mike) Ullman, III
Chairman of the Board and
Chief Executive Officer

William A. Ackman [4]
Founder and Chief Executive Officer,
Pershing Square Capital Management

Colleen C. Barrett [2,3]
President Emeritus,
Southwest Airlines Co.

M. Anthony Burns [2,3]
Chairman Emeritus,
Ryder System, Inc.

Thomas J. Engibous [1,4,5]
Retired Chairman of the Board,
Texas Instruments Inc.

Kent B. Foster [1,4]
Retired Chairman of the Board,
Ingram Micro Inc.

Geraldine B. Laybourne [2,3]
Founder and Former Chairman and
Chief Executive Officer, Oxygen Media

Burl Osborne [2,3]
Retired Chairman of the Board,
The Associated Press

Leonard H. Roberts [1,4]
Retired Chairman and Chief Executive Officer,
RadioShack Corporation

Steven Roth [4]
Chairman of the Board,
Vornado Realty Trust

Javier G. Teruel [1,4]
Retired Vice Chairman,
Colgate-Palmolive Company;
Partner, Spectron Desarrollo, SC

R. Gerald Turner [2,3]
President,
Southern Methodist University

Mary Beth West [1,2]
Executive Vice President and Chief Category
and Marketing Officer, Kraft Foods Inc.

EXECUTIVE BOARD

Myron E. (Mike) Ullman, III
Chairman of the Board and
Chief Executive Officer

Ruby Anik
Senior Vice President,
Brand Marketing

Michael J. Boylson
Executive Vice President and
Chief Marketing Officer

Thomas A. Clerkin
Senior Vice President,
Property Development

Michael P. Dastugue
Executive Vice President and
Chief Financial Officer

Janet L. Dhillon
Executive Vice President,
General Counsel
and Secretary

Lorraine Hitch
Senior Vice President,
General Merchandise Manager–
Handbags and Shoes

Jan Hodges
Senior Vice President,
General Merchandise Manager–
Women's Accessories

Clarence Kelley
Executive Vice President,
Planning and Allocation

Jim Kenney
Senior Vice President,
Corporate Strategy

Marie Lacertosa
Senior Vice President,
Supply Chain

Steven Lawrence
Executive Vice President,
Senior General Merchandise
Manager

Ken Mangone
Executive Vice President,
Product Development,
Design and Sourcing

Clark McNaught
Senior Vice President,
General Merchandise
Manager–Children's

Pam Mortensen
Senior Vice President,
General Merchandise Manager–
Fine Jewelry

Thomas Nealon
Group Executive Vice President

Ed Robben
Senior Vice President and
Chief Information Officer

Elizabeth H. Sweney
Executive Vice President,
Senior General Merchandise
Manager

Michael W. Taxter
Executive Vice President,
jcpenney Stores

Michael T. Theilmann
Group Executive Vice President

John J. Tighe
Senior Vice President,
General Merchandise
Manager–Home

---

1. **Member of the Audit Committee:** This committee selects and retains the independent auditors for the annual audit of the Company's consolidated financial statements; approves audit fees and non-audit services and fees of the independent auditors; reviews the independent auditors' audit strategy and plan, scope, audit results, performance, and independence; participates in the certification process for periodic reports filed pursuant to the Securities Exchange Act of 1934; reviews internal audit reports on the adequacy of internal controls; reviews the status of significant legal matters, the Company's ethics program; the scope of the internal auditors' plans and budget and results of their audits; and reviews the effectiveness of the Company's program for correcting audit findings.

2. **Member of the Corporate Governance Committee:** This committee considers matters of corporate governance and reviews developments in the governance area as they affect relations between the Company and its stockholders; develops and recommends to the Board corporate governance principles and practices for the Company; makes recommendations to the Board on the size, composition, organization, and responsibilities of the Board and its Directors; makes recommendations to the Board with respect to the qualifications of Directors, candidates for election as Directors, and the compensation of Directors; and makes recommendations to the Board regarding annual independence determinations and the annual performance self-assessment by the Board.

3. **Member of the Human Resources and Compensation Committee:** This committee reviews and administers the Company's annual and long-term incentive compensation plans; recommends or takes action with respect to senior executive officer compensation; performs periodic reviews of succession plans for key Company executives, including the CEO; reviews the annual financial condition and investment performance of the Company's retirement and welfare plans, including the annual actuarial valuation reports for the plans; and oversees the administration and operation of certain Company retirement and welfare plans.

4. **Member of the Finance and Planning Committee:** This committee reviews the Company's financial policies, strategies and capital structure.

5. **Lead Independent Director**

STOCKHOLDER INFORMATION

Services for registered stockholders

Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services), the transfer agent for J. C. Penney Company, Inc., provides services such as record keeping, stock transfers, change of ownership, change of address and dividend payments for J. C. Penney Company, Inc. registered stockholders. Registered stockholders who have questions or need assistance with their accounts should contact:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
1-800-842-9470
www.bnymellon.com/shareowner/equityaccess

Quarterly earnings conference calls

Live audio of each quarterly earnings conference call can be accessed through our Investor Relations website at jcpenney.net on the morning of the earnings release. Audio replays of the call are available up to 90 days following the event.

Annual meeting

Friday, May 20, 2011, at 10:00 a.m. CDT
J. C. Penney Company, Inc. Home Office
6501 Legacy Drive
Plano, TX 75024

Fiscal 2011 sales release dates

Sales Period	Release Date
February 2011	March 3, 2011
March 2011	April 7, 2011
April 2011	May 5, 2011
May 2011	June 2, 2011
June 2011	July 7, 2011
July 2011	August 4, 2011
August 2011	September 1, 2011
September 2011	October 6, 2011
October 2011	November 3, 2011
November 2011	December 1, 2011
December 2011	January 5, 2012
January 2012	February 2, 2012

Fiscal 2011 earnings release dates

Quarter	Release Date
1st Quarter	May 16, 2011
2nd Quarter	August 12, 2011
3rd Quarter	November 11, 2011
4th Quarter	February 24, 2012

AMERICA'S DEPARTMENT STORE

2010 total number of jcpenney stores: 1,106


23
14
80
9
9
7
9
23
5
22
10
8
8
12
19
19
93
26
20
26
16
16
24
42
18
43
30
26
22
47
9
22
31
60
41
28
36
18
43
6
9
6
13
3
10
17
3
17
jcpenney stores by state
Alaska 1
Puerto Rico 7

Contact Information

J. C. Penney Company, Inc. 6501 Legacy Drive Plano, TX 75024 972-431-1000
Shopping: jcp.com Company information: jcpenney.net
Media Relations: 972-431-3400 jcpcorpcomm@jcpenney.com
Investor Relations: 972-431-5500 jcpinvestorrelations@jcpenney.com


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J. C. Penney Company, Inc. | 6501 Legacy Drive Plano, TX 75024 | jcp.com and jcpenney.net